UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WNS (Holdings) Limited

File No. 1-32945 - CF#22409

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WNS (Holdings) Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to the Form 20-F filed on August 1, 2008, as amended.

Based on representations by WNS (Holdings) Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.15	through November 10, 2016
Exhibit 4.16	through November 10, 2016
Exhibit 4.17	through January 10, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel